Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

On May 4, 2021, Stable Road Acquisition Corp. and Momentus Inc. participated in a discussion hosted by IPO Edge, which was broadcast via live webcast and made available for replay at www.ipo-edge.com. A transcript of the discussion, as well as slides from the presentation displayed during the discussion, are set forth below.

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John Jannarone, Editor-in-Chief, IPO Edge

Hello, thank you for joining. I am John Jannarone, the Editor-in-Chief of IPO Edge, we have a special event today with Momentus. The event is titled the future of space and we're going to talk a lot about Momentus itself, and the transaction that's about to occur, the merger with Stable Road Acquisition. We have three executives, who are all part of this deal team you're going to meet momentarily.

Before we jump into that I just want to remind everyone of a couple things. If you miss part of the event and you'd like to watch it again, it'll be published in full in a replay on IPO-Edge.com, a few hours from now so just check back in later this afternoon, if you'd like to find that.

Also, we may not have time to address questions, but we encourage you to submit them either at the zoom portal or to editor@IPO-Edge.com and I promise we'll get all those in front of the folks at Momentus and Stable Road.

One final thing we're going to talk a lot about. This exciting new industry today and Momentus itself but there's an important vote coming up and I’d like to remind all of you that regardless of how many shares you have, it's important that everyone votes.

This is becoming a very important thing, not just for this SPAC, but for some others which we’ll dig into just a little bit later here, so without further ado I’d like to introduce Brian Kabot, who is the Chairman and CEO Stable Road acquisition.

Brian’s going to talk to us a little bit about how he got excited about Momentus and the thought process that went into merging with this company. Brian?

Brian Kabot - Chairman and Chief Executive Officer, Stable Road Acquisition Corp.

Great, thank you John. Really excited to be here to discuss the opportunities that lie ahead for Momentus. As John said I’m Brian Kabot, I’m the Chairman and CEO of Stable Road Acquisition Corp, and we're happy to talk about Momentus and about the transaction, but as John mentioned, really want to encourage our shareholders to get out there and vote for the extension amendment proposal, it is a critical vote for Stable Road and for Momentus.

I’m going to be introducing two of my colleagues this morning. Dawn Harms, who's our Chief Executive Officer, Dawn drives the overall strategy and really the day to day operations of the commercial side of the business. Dawn is an electrical engineer in satellite components by trade, which is where she began her career and then moved on to the sales and biz dev side of the business. She managed the sales team and Space Systems Loral which is now Maxar and more recently led the global business development team for Boeing commercial satellites, so very, very impressive, I won't date her but multi-decade career in in the space industry.

And Rob Schwarz, our Chief Technology Officer, who's really responsible for managing the technology and the R&D efforts at the company. Rob is clearly the smartest guy in the room, with a master's in aeronautical and astronautical engineering from MIT. Rob was the Chief Technology Officer of Space Systems Loral and Maxar, tremendous experience really developing large traditional satellites and new low cost space systems and, as you can see, it's a team of engineers, even our CFO has a background in engineering, our general counsel, our head of investor relations, this company is just built on a great foundation of engineers.

So before we dig in and to make my lawyers happy, I would like to remind everyone that we may make some forward looking statements during today's fireside chat and that these forward looking statements are subject to various risks and uncertainties that may materially change the outcome of these forward looking statements. In particular, we note that government approvals for both the June flight and proposed business combination are still pending. And, as there are unique circumstances here, this is not a typical routine approval process so there's no assurance we’ll receive these approvals. For more information, please review our safe harbor slide displayed on the screen and also the information available in our SEC filings.

So Momentus at a glance. Okay, we raised our SPAC back in November 2019 which was long before it became really in vogue, and we set out to target a high quality value add business run by an accomplished management team servicing customers in an industry with an incredible growth potential.

Momentus obviously checks those boxes. So Momentus is really the first mover in providing in space infrastructure services to the new space economy. They are vertically integrated, which means they are both a manufacturer of, an operator of, what they refer to as orbital transfer vehicles. This family of vehicles is all built on fairly groundbreaking water plasma propulsion technology.

There are currently three business lines that are being developed, again, all on this foundational technology. The first is in space transportation, which is really last mile delivery and precision orbit deployment for satellites. I refer to it as the UberPool of the satellite industry. It's really taking satellites from a SpaceX Falcon 9 rocket and delivering them to their precision orbit.

The second is what's referred to as hosted payload services, which is where our vehicle actually stays attached to the payload, providing power, comms, propulsion tremendous cost savings to our customers who do not have to then develop their own technology for that in house.

And finally in-orbit servicing which is really an MRO business, maintenance and repair, it will provide de-orbiting, re-orbiting, tech upgrades, refueling etc.

There's really a few current dynamics today in the space industry that are really exciting that have really paved the way for Momentus to build their business. Okay, the first is really what's being driven by SpaceX, and that is launch costs are declining tremendously, rockets are getting larger and cheaper and they're being launched much more frequently.

At the same time, satellites are becoming smaller and cheaper and so companies are not putting $5-10 million propulsion systems on a two $300,000 cubesat. So this huge white space was created, which is how do we get the satellites from the SpaceX Falcon 9 to their precision orbit, and that was really the fundamental idea, fundamental problem that Momentus has set out to solve.

You know, great achievements to date, this company is only four years old, but, but some pretty impressive achievements, such as the marquis rideshare partnership with SpaceX. We signed our merger agreement with Momentus back in October. In that seven month period, the pipeline has grown from a billion dollars to $2 billion dollars, the pipeline are actually contracts that are under conversation or negotiation. So these are very real customer conversations that are happening real time, and I think it, it shows how much interest there is in Momentus and Momentus’ service offerings and again the key issue that they're trying to solve. We hope to see a significant conversion of pipeline into backlog, as we successfully execute on near term launches and continue to prove out the capabilities of the technology and the company.

So really in closing, with its visionary leaders, rapid progress to date, both from a technical standpoint and commercial agreements, we believe that Momentus is set to really revolutionize and enable the future of the space economy, the commercialization and the industrialization of space.

John Jannarone, Editor-in-Chief, IPO Edge

All right, Brian. Thank you so much for that, that's a really terrific overview of the investment thesis, let's bring in Dawn as a CEO of Momentus and see if her vision of the company aligns Brian’s.

Dawn Harms - Chief Executive Officer, Momentus Inc.

Yeah so John, Brian, my vision of the company does align with Brian’s so let me just add a few points on that.

As he mentioned, we are one of the first movers in providing space transportation and infrastructure services, and our plan is to support all emerging industries that seek to do business beyond Earth. The demand for our service offerings has been validated by a strong interest from our customers and even before we have had even our first demonstration mission of our space vehicles and that really speaks to a strong market.

We believe that the disruption that we're seeing now on the launch side of the industry will enable the next industrial revolution. And that is a space based industrial revolution and we'll be able to capitalize on the opportunity by building a premier space infrastructure and transportation company, namely Momentus.

We look to fuel the disruption by further reducing the barriers to entry for new and innovative space based businesses, which we believe will actually enable the expansion of our addressable market.

We see the market opportunity as really quite massive. The broader space economy is projected to more than triple to $1.4 trillion over the next decade.

What makes us unique is that our infrastructure services will be powered by our differentiated proprietary technology that Brian already mentioned, and that is our water plasma propulsion thruster.

And we believe it is the lowest cost option for a lot of the use cases. You'll hear more about this from Rob, our CTO, he'll cover some of the advantages, a little bit later.

We’re also offering hosted payload services and will soon be offering other in-orbit servicing options as well all by leveraging the space based water plasma propulsion systems so we're pretty excited about that.

John Jannarone, Editor-in-Chief, IPO Edge

That’s great Dawn. Now can we frame this from a customer's perspective and explain the value proposition to your clients out there who might be working with Momentus.

Dawn Harms - CEO, Momentus

Sure, the key is that we expect Momentus to be able to deliver dramatically reduced costs for the payload operators’ launch and that's relative to legacy approaches.

We can also simplify the logistics of even getting to space for companies who Dawn't have that resident expertise. We are going to be providing a variety of launch options in terms of timing and cadence and really give the customer all the flexibility to move from launch to launch as need be and, very importantly, we can deliver our customer satellites to precision destination orbits where they actually want to go and that's really compelling for them. As part of the reason that we're able to do this so affordably is that we're pairing our low cost transportation vehicles with large reusable rockets like SpaceX’s Falcon 9, and this is the key to bringing out the best economics. As a proof point, for payloads below 100 kilograms, we can reduce the costs by up to a factor of 10 and that's over the traditional approaches, we see Momentus’ orbital transfer vehicles as offering really a tremendous advantage over the small dedicated rockets or for the onboard propulsion systems which can be exceedingly expensive when you consider the development and the recurring costs associated with incorporating these systems into small form factor satellites.

Our first services will be using single use expendable transfer vehicles but we expect to transition to reusable vehicles that will be able to be refueled in space, and that is as early as the 2023-2024 timeframe.

These reusable vehicles will be able to deliver cargo multiple times to multiple orbits driving the cost even lower than they are over time.

Our immediate focus today is on providing services in below earth orbit and we will use our Vigoride vehicle to deploy the nanosatellites, the cube sats, the micro satellites anywhere in that orbit.

I would like to play a short video now because I think it'll really help visualize Momentus’ space transportation services using our Vigoride

Think we're missing the sound here.

John Jannarone, Editor-in-Chief, IPO Edge

Bear with us folks we're just getting lined up here.

Well Dawn, maybe we can keep chatting while this is playing since we can't hear it, but that's quite all.

Right, so I think that we got a good overview, the basic transportation service but just so that i'm framing this properly there are a lot of operators are out there, big ones that you're working with like SpaceX, but it could be, it could be a number of others, and so they're delivering satellites to a low orbit in space, but at the end of the day, there's more, there's further to go, so you guys help them get that last mile is that is that the basic idea?

Dawn Harms - CEO, Momentus

That’s correct John, yes.

John Jannarone, Editor-in-Chief, IPO Edge

Now why Dawn, why don’t we talk a little bit about some of these other services, you talked about hosted payload and in orbit servicing so, can you tell us what that means Dawn.

Dawn Harms - CEO, Momentus

Sure we're really excited about the in-orbit services that we're going to be providing. We think hosted payload services could be a $300 billion plus market opportunity and in orbit servicing as a market that we expect to grow to over $8 billion over the next decade.

I think that Rob Schwarz is going to be able to provide some additional detail when… Maybe you can add that now Rob

Rob Schwarz - Chief Technology Officer, Momentus

Yea sure thanks Dawn and good morning everyone thanks for joining us on the call. So you know the movie you're seeing here I think kind of illustrates all the different elements that satellite operators need to go through in order to get a payload in the space, in order to get a space mission going.

Fundamentally, people that are doing something in space, they need to be in space for some reason, maybe they want to see a big part of the earth, whatever it is they're trying to do. But their businesses really wrapped around what we call the payload, which is a camera, a communications transponder, something that provides some service or value to end customers right.

What you're seeing here in the video is all the infrastructure that's required to get that payload into space to begin with. And this is just the transport right that we're looking at right now, beyond that, once the payload’s in space, it needs power, so it needs, something that collects power and stores power and regulates power and does all these things to provide power to the instrument, it needs to communicate to the ground, it needs to hold its orbital location, it needs a whole bunch of other service or infrastructure that it needs, just to operate in space.

And traditionally the way space missions work is they started with the payload and then they went out and found someone who could build them a spacecraft that supports that payload in space and then they went and found someone that could they could put that on a rocket and launch it to space and get it to where it needs to be. And then they need to worry about the ground signal, once the data are collected in space, you need something on the ground to collect that information and get it distributed to the scientists or whoever's using the data, so what that means is there's a huge barrier to entry for space missions, a large capital expense that the new businesses, especially emerging startup businesses need to overcome to get that mission, to space, and the way they do that with a custom spacecraft solution around the payload is expensive, it takes a lot of time and, like I said, it takes a lot of capital upfront.

So you know this this hosted payload service is a way to take some of that complexity away from the end customer, the payload operator, and allow us to provide that as an infrastructure layer, just like we're doing infrastructure for delivery services. Now we're going to stretch in a little bit further and help them out with the power and the ground communications and we'll coordinate the launch for them, so we take all that complexity away from them, and we can do that with a spacecraft that's very modular and uses standardized interfaces so that we reduce the amount of customization that's required to integrate that payload onto the spacecraft.

That lowers the cost for them and it lowers, quite frankly, it also lowers the risk considerably because we're reusing a lot of technology for a mission, a mission and we're doing, you know, dozens emissions, potentially, whereas someone that's doing custom designed for one payload might only do that custom design wants so that's kind of the basis of our hosted payload service. And what we're really trying to do again is extend our service offering for infrastructure services beyond delivery into hosting that payload while they’re in orbit for the mission duration.

The other service that that we're going to be offering pretty soon is we call it in orbit servicing. In the space community, what in-orbit servicing really means is one satellite that's flying over to another satellite and doing something to help it out right.

So as it turns out on our delivery roadmap, you know we are planning to do reusable satellites. What readability in space means is that we're going to do a delivery service, we’ll launch our spacecraft, deliver cube sats or other satellites to the custom orbits in that hub and spoke model, and then, when we're done with that, well that satellite will stay in space and then rendezvous with a resupply vehicle where it can pick up more propellant refuel itself, and you can pick up new passengers to carry to the next day so sort of like in space bus stop sort of sort of thing.

In order to do that we need to be able to navigate to the resupply vehicle, we need to be able to dock to it or birth to it, so that we can connect to it and transfer fluid and then we need to hold on to it and then fly it around space to drop those new customers off into their customer. So that core technology base, then, can be used for other things, it can be used to help other satellites, so if we can fly our own resupply vehicle it means we also have the technology to fly to some other satellite, grab on tp it and refill It, or we can relocate it to a more useful orbit, or if it's a dead satellite we can pull it out of the constellation and lower its orbit and re-enter it into the earth's atmosphere so it's not garbage floating around forever.

Once we have, the way we're doing reusability, it actually turns out we're using a robotic arm to reach out and grab the resupply vehicle or a client satellite, that robotic arm could be also used for other things like repairing the satellite – satellites often get folded up to fit onto the rocket and sometimes the things that are folded up don’t deploy correctly when they're asked to from the ground – so we can correct that problem with the robotic arm, you can fly up grab on the satellite and kind of you know, given a little bit of help to get solar rated for it, or whatever it might be, and then that robotic arm also can be used to bring in repair units like we can plug in. Like a package that has new capability or replaces failed functionality and you can maintain space satellites or space assets like satellites for a long period of time, so the customer can keep generating revenue with it, even when a small piece of it is failed or broken.

And the last thing I wanted to kind of mention, I talked a little bit about removing dead satellites, but space debris is actually a pretty substantial problem. According to NASA and European Space Agency and agencies account debris, there's you know hundreds of millions of pieces of individual debris in space, and at least a million of them are big enough that they can actually harm other spacecraft that they impact because they're moving really fast. Managing orbital debris is going to be increasingly important as we start launching more and more satellites into space. As we do that we're creating our own debris, those satellites eventually reach their end of life and they die, and unlike an airplane, if an airplane dies it is coming down, right – if a satellite dies it's in orbit, it's going to stay up there for a long time before it removes itself from orbit and in some orbits it's a long time, it’s like thousands of years long time, right, so being able to manage debris and space and clean up our trash is really important, if humanity is going to continue to evangelize space and use it and create value from it.

One of the things we can do is we can service satellites, we can also go help deal with the debris problem and start to remove some of these pieces of debris and I think the biggest, the biggest opportunity we have there is with the big constellations you know, maybe reading about people launching thousands of satellites into their own constellations to do things like Starlink that are providing Internet connectivity for the world – well, if they have a couple satellites dying and they’re launching many thousands, they're going to have some mortality in space, and the problem is that debris is right in their operational orbit so it's an extreme hazard for the other operating satellites nearby.

So there's going to be a stronger and stronger need to cull the herd, so to speak, pull those dead satellites out of orbit and then remove, you know put them into a reentry orbit where they can be out of the way for everyone.

John Jannarone, Editor-in-Chief, IPO Edge

That’s great Rob, you know there's some audience interest in this topic and I’m just wondering, thinking out loud here as it gets cheaper and cheaper to go into space, does that mean there's just going to be more and more space debris out there?

Rob Schwarz - CTO, Momentus

Absolutely yeah.

John Jannarone, Editor-in-Chief, IPO Edge

Let’s talk about the affordability of getting to space, can you just help us understand at a high level this seismic shift that's happened because a few decades ago this just wouldn't be possible what's making it so much more affordable to get into space.

Dawn Harms - CEO, Momentus

I’ll take that one. It's really a matter of the progress that has been made on the technology front, as well as scale.

Launch vehicles are getting bigger and more capable, while the satellites are getting smaller and smaller.

Not very long ago only one satellite was paired with a dedicated launch vehicle, but now as more and more satellites are being carried on a single launch this this is termed rideshare and that just helps the economy.

There has been a dramatic increase in the number of satellites launched over the next last decade, as a result of these rideshare missions and we expect that they'll be many 10s of thousands of small sats launched over the next decade. The larger rockets like SpaceX’s Falcon 9 is displacing the smaller ones, but when you look to the future, the next generation rockets are going to help us even more so.

New Glenn from Blue Origin and Starship from SpaceX they're expected to carry an order of magnitude more payload than the current generation of launch vehicles.

John Jannarone, Editor-in-Chief, IPO Edge

That really fascinating so presumably as it gets cheaper many of your customers might want to send even more satellites up because they can afford to, is that right Dawn?

Dawn Harms - CEO, Momentus

That’s exactly right, we're looking forward to that.

John Jannarone, Editor-in-Chief, IPO Edge

Now, I think we were, we were we waiting for a visual on the small set to LEO - here we have that one, there we go.

Dawn Harms - CEO, Momentus

Okay, so yeah it takes a while, it takes a lot of energy to put a rocket into space and overcome the earth's gravity, and they're small rockets have to use most of their mass on structure and propellant and not that much as a percentage is left over for payloads, and this makes the smaller rockets less efficient and quite expensive on a per kilogram basis.

The new larger rockets, the paradigm changes completely and that's because the fuel and structure mass to the payload mass reaches a tipping point - that ratio just you know tips it to favor the large rockets. And in fact the big rockets are roughly 10 to 100 times cheaper on a per kilogram basis than the smaller rockets.

Okay, we have that slide - good so right before 2018, only a few dozen small sats were launched per year, now we will be able to launch that on a single mission, and that's when I say we, I mean Momentus, we can do that on a single mission upcoming and it's really impressive how quickly the market has manifested. By 2024 it’s projected that the market will be launching thousands of small sats a year.

And, as I mentioned we're designing our vehicles and the services to take advantage of this confluence of market conditions, namely the rapid near term growth in small sats, and the bigger rockets.

They’re giving us better economics on a per kilogram basis, and this will allow us to cost effectively deliver our customers’ satellites to orbits, precision orbits and deploy entire constellations.

John Jannarone, Editor-in-Chief, IPO Edge

All right, great now can we talk about some of the stuff that’s further out in the future Dawn, some of these second and third generation ships or rockets.

Dawn Harms - CEO, Momentus

Sure.

We’re going to be using the same technologies that we're using for the low earth orbit solutions. We're going to use that for next generation vehicles that will be able to venture further and further from Earth.

With the in-space transportation services will go to medium earth orbit, geostationary orbit and beyond, and the total addressable market that it'll create will go from like $10 billion today to $30 to $40 billion over the next five to 10 years. Rob, maybe you can take us through the roadmap.

Rob Schwarz - CTO, Momentus

Yeah be happy to. So on the first vehicle that we're building, which is the one you saw in the video, we call Vigoride, and Vigoride is targeting low earth orbit on small satellite so often we refer to them as cube satellites, but think of something you know.

A little bit bigger than a football type thing or sometimes a little bit smaller than football so that's like cubesat class.

To maybe something as big as a small dorm fridge, which is a microsatellite so those classes of satellite is with vigor is targeting.

On you know we can take up to like 750 kilograms of total NASA all aggregated payloads together.

And it's targeting mostly low earth orbit and addressing you know some of the problems that Dawn talked about earlier where rockets are getting really big.

Or at least the best way to get the lowest cost per kilogram is going to be rocket, but these small satellites actually have a lot of functionality.

And constellations of them are really, really powerful in terms of their mission capability, so the satellite can use go into small satellites.

rockets are really big you need this last mile delivery and bigger ideas really targeting that targeting deployment.

of those small set constellations which, by definition, all the satellites aren't in the same exact order they need to be in different orbits maybe, at the same altitude, but different angles right so then get for coverage.

on the next vehicle we have on the roadmap our ride which we've started development already on is targeting kind of larger payloads and payloads are getting further away from the earth.

so the total capacity will be up to like 4000 kilograms for authorized and it's really targeting people that want to go from low earth orbit which is maybe you know, a couple hundred miles above the surface of the earth to.

geostationary orbit which is like a little bit over 20,000 miles from the earth and geostationary orbit is very special for space because.

in that altitude that far away from the earth, the orbital period is exactly 24 hours, so the satellite appears the hover rate over a point on the earth, so a lot of communication satellites weather satellites and a lot of other.

Space missions are done in in geostationary orbit it's a it's a hotspot but as far away, so they need some sort of delivery system to get out there, so our rights kind of targeting that and it's also looking at the the growing lunar economy.

On as NASA's ARTEMIS mission is putting people permanently in low earth orbit and on the surface of the moon on they're going to need support they're going to need support for.

You know, getting people on and off of the moon getting materials out to them resupply of food, water, anything you can imagine parts, you know for repairs, so that.

That need for human habitation brings and infrastructure infrastructure demand and there's a lot of companies that are chasing after that and we're providing kind of the transportation like of that.

Lunar economy as it as it develops on the next vehicle is for variety and that's still on the on the drawing boards.

What forever is really targeting is you know the next generation of super super big launch vehicle so blue origin and and SpaceX you've probably if you've been watching you know if your space, the little bit like me on you've probably been watching all the starship launches and.

Partial successful landings and that sort of thing right so SpaceX is going to have that thing going within a couple years.

And when they do the launch capacity, the starship is enormous it's like 10 times bigger than you know, a traditional medium lift launch vehicle so they're going to get 100,000 kilograms of.

Material the space in one shot, there are very, very few, if any, missions that require that much mass at once, so starship and new Glenn, which is the blue origin kind of competing launch system.

Those rockets are going to get really, really low cost per kilogram.

But nobody's going to be able to use the full capacity of the vehicle, so in order to make it really work they're going to need to rideshare need to pack a lot of customers and then they're going to end up going to an orbit.

And then the same problem that we're seeing for small satellites today where you have this rideshare thing to get the economics to work, but then you still need your custom orbit that's going to exist at a much, much larger scale once these larger launch vehicles get up there and that's what for Variety is really looking to target on, and then it just a reminder I’ve just talked about the the transportation part of this, but all three the systems are also going to be designed for Robotically usability and servicing as well as opposed to pay.

John Jannarone, Editor-in-Chief, IPO Edge

Great, Rob we got some interest about the technology behind the propulsion and I think there's water involved it's really interesting stuff can you lay that out a little bit a little more detail for us.

Rob Schwarz - CTO, Momentus

Yeah sure happy to , um, the first vehicle that we're building, which is the one you saw in the video, um, we call Vigoride, and Vigoride is targeting lower Earth orbit, um, small satellites. So, probably refer to them as cube satellites, but think of something, you know, a little bit bigger than a football type thing, or sometimes a little bit smaller than a football. So, that's, like, CubeSat class to maybe something as big as a small dorm fridge, which is a microsatellite.

So, those classes of satellite is what Vigoride's targeting. Um, you know, we can take up to, like, 750 kilograms of total mass, so all aggregated payloads together. And it's targeting mostly low Earth orbit and addressing, you know, some of the problems that Dawn talked about earlier. Where rockets are getting really big, there are at least ... The best way to get the lowest cost per kilogram is to go on a big rocket. But these small satellites actually have a lot of functionality and constellations of them are really- really powerful in terms of their mission capabilities. So the satellite community is going to small satellites, rockets are really big, you need this last mile delivery, and Vigoride is really targeting that and targeting deployment of those smallsat constellations. Which by definition, all the satellites aren't in the same exact orbit, they need to be in different orbits, maybe in the same altitude, but different angles, right, so that they can get more coverage.

Um, the next vehicle, we have on the roadmap, Ardoride, which we've started development, uh, already on is targeting, kind of, larger payloads and payloads that are getting further away from the earth. So, uh, the- the total capacity will be up to 4,000 kilograms for Ardoride. And it's really targeting people that want to go from lower Earth orbit, which is maybe, you know, a couple hundred miles above the surface of the earth to, uh, geostationary orbit, which is, like, a little bit over 20,000 miles, uh, from the earth.

And geostationary orbit is very special for space because in that altitude, that far away from the earth, the orbital period is exactly 24 hours, so the satellite appears to hover right over a point on the earth. So a lot of communication satellites, weather satellites, and a lot of other, uh, space missions are done in- in geostationary orbit, it's a, it's a hotspot. But it's far away, so they need some, sort of, delivery system to get out there. So Ardoride's, kind of, targeting that.

And it's also looking at the- the growing lunar economy, um, as NASA's Artemis mission is putting people permanently in lower orbit and on the surface of the moon, um, they're gonna need support. They're gonna need support for, uh, you know, getting people on and off of the moon, getting materials out to them, resupply their food, water, anything you can imagine, pods y- you know, for repairs. So, that, uh, that need for human habitation brings an infrastructure demand, and there's a lot of companies that are chasing after that. And we're providing kind of the, the transportation leg of that, um, l- lunar economy as it, as it develops.

The next vehicle is Fervoride, and that's still on the, on the drawing boards. What Fervoride is really targeting is, you know, the next generation of super, super big launch vehicles. So, Blue Origin and, and SpaceX, you've probably ... If you've been watching, you know ... If you're, you're a space geek even a little bit like me, um, you've probably been watching all the Starship launches and partial successful landings, and that sort of thing. Right? So, SpaceX is gonna have that thing going within a couple years. And when they do, the launch capacity in the Starship is enormous. It's, like, 10 times bigger than, you know, our traditional medium-lift launch vehicle.

So, they're gonna get 100 thousand kilograms of, of material to space in one shot. There are very, very few, if any, missions that require that much mass at once. So, Starship and New Glenn, which is the Blue Origin kind of competing, uh, launch system, those rockets are gonna get really, really low cost per kilogram. But nobody's gonna be able to use the full capacity of the vehicle.

So, in order to make it really work, they're gonna need to ride share. You need to pack a lot of customers. And then, they're gonna end up going to in-orbit. And then, the same problem that we're seeing for small satellites today, where you have this ride share thing to get the economics to work, but then you still need your custom orbit. That's gonna exist at a much, much larger scale once these larger launch vehicles get, um, get up there. And that's what Fervoride is really looking to target.

And then just a reminder, I just talked about the transportation part of this, but all three of these systems are also gonna be designed for, robotic reusability and servicing, as well as host of payloads.

John Jannarone, Editor of IPO Edge:

Great, Rob. Uh, we got some interest about the technology behind the propulsion. I think there's water involved. Uh, it's really interesting stuff. Can you lay that out a little bit in a little more detail for us?

Rob Schwarz, CTO of Momentus:

Yeah, sure. Happy to. Um, yeah. So, uh, I think the best way to kind of describe, you know, the, the benefits of why we went off and developed this new technology is to talk a little bit about like, putting the right tool to the job. Right? So, everyone knows you can use a hammer to put in a screw, but it's not the best tool for the job. And propulsion systems are no different.

So, most of the propulsion systems that have been developed for the aerospace- for the space industry, I'll talk about, fall into one of two categories: chemical and electric propulsion. And the way chemical propulsion systems work, which is, if you think about a rocket, that's a chemical engine. You take two different, uh, chemicals that make an explosion when they mix together, you mix them together. It creates an explosion that you then allow to come out the back end of the rocket, and it pushes it very quickly with a lot of thrust. And that's exactly the right tool for getting something really heavy off the surface of the Earth. You need horsepower. You need that big thrust of a chemical engine.

The problem with chemical engines is they're pretty limited in terms of how efficient they can be. So, like, take your gas mileage in your car. You know, it's it's like a Ferrari. You're gonna go really fast. You're gonna feel the horsepower. But you're gonna pay for it when it's time to re-fuel because it's not gonna get, you know, 40, 50 miles per gallon. Once you're in orbit, you know, the forces that are acting on satellites are really, really subtle. So, maintaining an orbit, you don't need the Ferrari. You're looking for a Prius at that point.

So, uh, the propulsion systems that are optimized for the orbital maintenance in-orbit are, favor what electric propulsion can provide, which is very, very small amounts of thrust but very, very, very efficiently.

Uh, so those two are kind of where the, the market went because those are the two jobs that people needed to do in space. What we're doing with our in-space delivery is kind of neither of those. We're doing not small-orbit maintenance. We're doing big orbital changes, but we're already in space. So, you know, as it turns out, when you do the, the economic analysis of that problem, you find out that you need something that's kind of in between, a chemical engine and an electric engine because you're balancing two primary economic forces. You're balancing the efficiency, which, higher efficiency means, "I need to carry less fuel," which means, "I'm launching less mass," which means, "I'm cheaper."

So, basically, the launch cost drives a system to want to be higher-efficiency. But if you're too high-efficiency and low-thrust, it takes forever to get to where you're gonna be generating revenue. So, there's an opportunity cost that's associated with the trip time. And that opportunity cost kind of favors a higher-thrust engine.

So, the sweet spot of where those two curves kind of optimize is just outside of the range of what a chemical propulsion system can do and just outside the range of what a, a traditional electric-propulsion system can do. But this technology that we've developed can be tuned to right in that sweet spot.

And just really, really quickly, uh, the way it works is we're using, uh, electrical energy to super-heat water, just like in a microwave but much, much hotter. We get it up to, like, half the temperature of the surface of the sun, like, literally: 3,000 kelvin. So, it gets super, super hot. It generates a plasma that glows. And then, that hot plasma is ejected out of the thrust nozzle, sort of like a chemical engine.

Um, because we're heating the propellant with microwave energy as opposed to using the, the inherent chemistry of the propellant, we get to choose what propellant we run through the engine. And we chose water because in the short term, water is cheap, it's really simple to handle, and it's safe. So, we, uh, we don't have to bear the the safety and hazard costs and handling cost of other systems like chemical propulsion. You know, if you inhale it, you die. I mean, they're that bad. Um, and a lot of the electric propulsion systems use, uh, gases as the propellant. They have to pressurized at thousands of PSI. So, now you have a, essentially a little bomb in your satellite. Which, you know, not impossible, but it requires extra handling and care to make sure that you don't have an accident.

We're storing water at very low pressure. It's essentially just atmospheric pressure. And if you spill it on yourself, it's water. Right? Nothing’s gonna happen (laughs). It's, it's super safe.

So, that drives down the cost of our system. And then, the other final last thing I'll say about this is, um, you know, we're looking to do in-space transportation not just from here to lower-orbit and lower-orbit to lunar-orbit, but Fervoride's gonna have the ability to out to Mars and go between moon and Mars and, and fly all over the solar system. And once we're out there doing reusable missions out all over the solar system, I don't want to have to come all the way back to the surface of the Earth to get a refueling, like, propellant. I don't want to do that. What I'd like to do is, I'd like to use a propellant source that I can get wherever I am.

And throughout the solar system, water's actually quite abundant. It's all over the place on the moon, walk- just under the surface. It's on Mars, and it's even all over the place on asteroids, which are really easy to get to and from because they don't have a whole lot of gravity. So, being able to source our water in the future once we are doing these long-haul, um, transportation missions, you know, throughout the, the inner solar system is a huge advantage because we don't have to pay to bring it up off the Earth. We can fuel up wherever we happen to be.

John Jannarone, Editor of IPO Edge:

That's great, Rob. Fascinating stuff. Uh, can you talk to us a little bit about how you're maturing the technology and when we're gonna actually see Momentus up in space?

Rob Schwarz, CTO of Momentus:

Yeah, sure. Yeah. I'm really excited to talk about that. So, um, our first vehicle, uh, which is Vigoride-1, uh, which is version... We have blocks, and we have mission numbers. So, Vigoride-1 is a block, uh, 1.0 Vigoride. And, uh, that vehicle was designed I guess about two years ago now and built last year, and is 100% ready to fly. Customers are integrated. Its, you know, "Remove before flight" tag is stapled to it. It's ready to go. Um, and it will, assuming we get all our, our licenses ... We still are waiting for the government to, uh, grant our final licenses so that we can launch. But assuming all that comes in, then, uh, we will, are planning to launch in June, at the end of June of this year. So, just in a couple months. We're all super psyched.

Um, so, Vigoride is w- 1 is ready to go. Uh, it is carrying paying customers. So, we have paying customers on our first demo mission. Um, but because it is a demo mission, the plan is that we're gonna carry them to space, uh, and aggregate them to get the low cost into space, but we're not promising any, uh, any orbital change.

So, for those customers, we're gonna take 'em to space. We're gonna release them pretty much right away within the first week or so of getting to orbit. And then, we're gonna turn on the propulsion system and take it through its sea trials and kind of run the system through its paces and test it out.

So, that's Vigoride-1. Um, Vigoride-2 is the next-generation vehicle. So, we ... Even in the, in the development of Vigoride-1, the market response was so strong, we realized that we needed a bigger vehicle. So, Vigoride-1 is, uh, you know, maybe two-feet-by-two-feet-by-one-foot, and Vigoride-2 is a little bit bigger in three-by-three-by-one-foot. So, it's a larger vehicle, carries a lot more customers, and we're integrating in a new propulsion system that scales up the power from 30 watts to 750 watts.

So, that vehicle is also, uh, fully built. It, uh, just completed, in the last couple months, completed its environmental testing, which for spacecraft, means we, we take the satellite and we put it on a shaker cable, and we shake it just like the rocket does and make sure nothing breaks. And then, we take it and we put it in a chamber and suck all the air out of the chamber and simulate the vacuum of space and make sure it works the way it's supposed to in vacuum.

And these are, you know ... This is just the way space hardware is qualified. So, it's been through that whole qualification process. We're doing, uh, customer integration right now, so the satellite's all ready, and we're, we're integrating our, our customers onto it. It's gonna launch on the same launch vehicle as Vigoride-1. Again, you know, assuming we can get all our licenses.

So, um, and just like Vigoride-1, because it's the first of a, a block, it's a demonstration mission. It's the same sort of mission concept of operations. We're gonna launch with a bunch of customers, let them go within the, the first week or two of getting to orbit, and then we're gonna turn on the propulsion system and take it through its paces and, and test it out.

And then, the, uh, the next vehicle, um, that we're in development on for Vigoride is block 2.1. So, block 2.1 is a, uh, a refinement of block 2.0 of Vigoride. Mostly, it's a structural redesign. So, we redesigned the structure to give, uh, our, our customers, uh, softer, uh, loads. So, we can kind of protect them a little bit from some of the, the loads the rocket's giving them, giving them a better ride, as well just enhancing the, the mass efficiency of the structure.

So, we redesigned the structure to kind of mass-optimize it. And that means, you know, every pound we save of our own mass is another pound we can give to paying customers. So, um, so, that's what, uh, Vigoride 2.1 is. Uh, the structural qualification test, uh, just completed. They just brought the satellite back from that, and they're going through the data, uh. And all the, uh, electronics and other systems are, are largely reused from Vigoride 2.0. And we're starting to get that stuff, uh, rolling in now.

And that vehicle is, uh, scheduled to launch in December of 2021. Actually, we're gonna be launching three vehicles on that, um, on that ride in December.

John Jannarone, Editor of IPO Edge:

That's great, Rob. Now, so, an important question for investors is, you know, looking at this exciting new industry, what does the competition look like? How do you view the landscape? How do you distinguish yourself from the other players out there?

Rob Schwarz, CTO of Momentus:

Yeah. Good question. Um, so, you know, I went ... I'll go back to my, uh, point when I was talking about our propulsion system. The core of it is, uh, making sure that you're using the right tool for the job. And we had to kind of take an invention that was, you know, developed originally in a lab and perfect it, and optimize that tool for the specific job within space transportation.

And we have customers. There are several customers that, um, you know ... One has already launched. And, uh, several others are planning to launch in the next couple years. Uh, did I say customers? I meant competitors, but I'm saying "customer". Uh, so, we've got customers that, that are ready to go head-to-head with us, but they're all using one of those two conventional, traditional propulsion systems. They're using chemical or they're using electric propulsion, and some of them are essentially, uh, small launchers that are developing a, uh, a final, final stage, uh, that sits on top of their rocket between the rocket and the customer payload so that they can basically, uh, take the customer a longer distance in space.

For those guys, they have an, an additional competitive disadvantage in that they, because they're tied with one of the small launch vehicles, they're tied to a very high cost-per-kilogram, uh, base cost for launch. And they're not taking advantage of the high, uh, the low cost-per-kilogram of the larger launch vehicles.

Um, for the, for the, the competitors that're using, uh, chemical propulsion, they have overhead of dealing with toxic chemicals and that sort of thing. So, they've got some cost structure overhead that they have to overcome to even match us just in the cost of their satellite. And then, because those propulsion systems aren't as, uh, uh, fuel-efficient, they either can't take customers as far or they can't carry as many customers per vehicle. So, they can't amortize the cost of their system over as many paying customers.

So, fundamentally, they have a cost disadvantage to us. And, uh, there's a handful of our competitors that are looking at electric propulsion, kind of traditional electric propulsion technologies. And for them, they're, they get hit on the other side of it. So, they can kind of match our, our payload capacity, and they can match our, um, our range, but it takes them three times as long to get to where they're getting, uh, as it is for us. And our trip times are somewhere around the order of, you know, zero to three months i- for our standard, um, business model. So if you're looking at a three-month order change time, that's three-month delay to get to revenue, well that's one thing, but for electric propulsion system, they have to wait nine months. That's, you know, an extra six months of not generating revenue, not, you know, paying off your, your interest. So the opportunity cost, based on our conversations with customers, that three-month point, which is why we kinda designed the missions there, is sorta their, their, uh, threshold of pain. Beyond that, um, it starts to become much, much less competitive.

So, you know, we've kinda designed this, this propulsion system based on water, based on this plasma, thruster technology specifically for in-space transportation. Because we've designed the tool specifically for this job, we fundamentally have an advantage over our competitors. Although, that advantage is different depending on which competitor you're talking about.

John Jannarone, Editor of IPO Edge:

Great. Rob, let's bring Dawn back in. Uh, Dawn, you know, we talked about SpaceX before, but can you work with, uh, with, with, with any company that's, that's ... I mean, there's so many of them out there now. Are you able to be compatible with, with virtually anyone?

Dawn Harms, CEO of Momentus:

Uh, yeah. So we design our vehicles for compatibility across all the major launch service providers. We do have a great relationship with SpaceX, and that's where we've been most active thus far. We had rideshare agreements on all of, uh, their launches through the end of 2022, their Rideshare missions, but we'll be working with all the others as well.

And there's really several reasons for that. First, uh, d- launch diversity is super important. It provides us resilience in our manifest and flexibility, and it also helps create the cadence that we're gonna need going forward, um, and it provides competition in our supply chain, and we like that. Um, a- and customers may need specific orbit. So yes, we'll be using all of them, um, including ABL Space Systems, Blue Origin, Gilmour Space, Relativity, uh, ULA, well, the full cadre of, uh, suppliers for launch services.

Maybe, maybe I can say just a little bit about the customer attraction that, you know, we're putting on, uh, our s- our satellites on these launches. Um, and, uh, we have a really good backlog, uh, so that we can, uh, deliver our diverse set of customers. So we, we basically have universities, we have small startups, we have, uh, larger companies that are gonna be serving both the government and the commercial end users, including NASA. Uh, we have several contracts that are pathfinder deployments for what will be, um, eventual constellations. And so we have visibility to, uh, well beyond our current backlog, assuming we execute on, uh, these current missions. We expect to get our repeat customers, um, coming back to us.

Uh, we're also making, um ... we've talked a lot about hosted payloads, and we do have a couple of these missions already booked. Uh, our pipeline, I think Brian mentioned this right off, that we have $2 billion in potential business, uh, for the customers who we're in negotiation with, uh, or we're in discussions with, and we b- we really are expecting to convert that, uh, pipeline into firm backlog and then generate revenues as we prove on our capabilities over time.

So we're in expansion mode. Uh, we, um, we're doubling our headcount from where we were last year. We've hired leaders, and, you know, today we have with us our investor relations and communications roles. We didn't have that, uh, just a couple weeks ago, so we're really excited about, about that. And we've just finished integrating several customers on our, um, vehicles for future missions this week.

So there's a lot of good stuff going on and we're really excited about the future.

John Jannarone, Editor of IPO Edge:

Dawn, that's terrific. Now, uh, we've got a lot of shareholders on the call, so I wanna bring, uh, Brian back momentarily. But thank you so much. This is a really interesting technology; there's clearly a demand for it. And from what you described, you have the potential to be a price-setter and hopefully mature into a company with some great margins.

But, Brian, can we talk about how you valued this business when you first looked at it and decided to do this deal with the Momentus team?

Brian Kabot, Chairman & CEO of Stable Road:

Sure, John. Uh, you know, we ... Look, we ran a very complex DCF model, uh, projecting this business out through 2027. Um, probably not enough time to, to talk through all of the nuance there, um, but we also ran a very watered down, much more simple analysis, which is going out to 2025, projected EBITDA, applying an industry standard 10 times multiple and then discounting that value back from 2025 to today using a 20% annual discount rate, which is incredibly high, and then we haircut that net present value by 75%, and that's how we got the 1.2 billion.

John Jannarone, Editor of IPO Edge:

All right, great. Um, let's ... I, I don't wanna spend too much on this, Brian, but, uh, there's a lot of exciting stuff happening beyond 2025. Can you just dig into that a little bit and tell us how you looked at it, uh, from your perspective, when you got to know Momentus?

Brian Kabot, Chairman & CEO of Stable Road:

Yeah, absolutely. I mean, Rob obviously touched on, on Fervoride, which is, uh, projected to, you know, to be ready to go in that 2025 timeframe. But my partner and I both run family offices. We have incredibly long duration capital, okay? To us, looking out 10 to 20 years was very important, and what we refer to at Momentus as the moonshots, right? And really three moonshots that, that are currently, uh, being discussed within the company are alternative energy production in space, right? When you talk about solar energy, um, there's no day or night in space, right? The sun is always out and there's no dusk. Those are two, uh, critical issues facing solar power, uh, production on earth.

Data centers, right? The largest, uh, expense with a data center is power. Um, so when you ta- couple that low cost solar power production in space, data centers in space would be a, uh, um, a pretty interesting business. And, and Rob touched on it earlier, but mining of asteroids, not just for water to refuel our vehicles, um, but for construction materials for precious metals.

Um, so those are some of the, call it 10 plus year moonshots that this company is working on and will continue to work on that, that we hope to monetize someday.

John Jannarone, Editor of IPO Edge:

Great. And, Brian, if you could touch quickly on the, uh, the founder share economics, because this is something that sometimes people have a lot of questions about, but you've structured this in a way that's friendly to, uh, to new shareholders, right?

Brian Kabot, Chairman & CEO of Stable Road:

Yeah. Uh, I'm glad you asked, because it's certainly a hot, uh, a hot topic within, you know, the SPAC, uh, universe today. And again, we think we're fairly unique, um, as a SPAC sponsor because we're family offices; um, we are very long-term investors. We have put two thirds of our economics at risk, um, to better align ourselves with our shareholders.

Brian Kabot, Chairman & CEO of Stable Road:

Uh, so one third of the economics require we keep a hundred million in trust, which shows investors that this business will be very well capitalized when we couple that hundred million, uh, minimum requirement with the $175 million pipe that we have raised. And then the last one third of our economics is tied to stock price performance. If this stock doesn't perform post-merger, we will not earn that last third of our economics, and that whole goal there was to align ourselves with shareholders.

A- and finally, we're investing $15 million in the pipe at $10 a share alongside our investors. If the stock does not perform post-merger, we will lose money. So we have 20, over $20 million at risk in this transaction, which is fairly unique in SPAC sponsor universe.

John Jannarone, Editor of IPO Edge:

Great. All right, now let's spend the, uh, last few moments here .... We might go a little bit over, folks, but, um, there's just so much to talk about here, but let's dig into this quickly here, Brian. There's a vote coming up, and it's important. Can you explain what the vote is? It's really just to extend the li- extend the life of the SPAC, and why it's important for all shareholders of any size to pay attention and go and vote?

Brian Kabot, Chairman & CEO of Stable Road:

Absolutely. So, um, there's actually four items on, uh, on the docket. Um, three of them are, are fairly traditional and, and straightforward: you know, reelection of directors, uh, reappointment of our audit firm, um, and, and the adjournment proposal, but the key proposal that we're asking shareholders to support us on is to vote for the extension amendment proposal. This is, this was when we launched it, an 18- month SPAC, which is short relative to traditional 24-month SPACs. We're asking for a three-month extension, which still only takes us to 21 months, right? There's plenty of 24-month SPACs out there that are gonna need three and six-month extensions.

Um, we're holding out vote on May 6th, and in advance of that, we're asking our shareholders, as of record date, March 22nd, to vote in favor of our extension amendment proposal. And this'll give us more time to complete the proposed merger, uh, right? So a- as, as Rob and Dawn both mentioned, obviously, you know, we have some regulatory hurdles to clear, um, both with the SCC and Momentus as a company for the June launch, um, and this will give us the time that we need to clear those hurdles.

John Jannarone, Editor of IPO Edge:

Great.

Brian Kabot, Chairman & CEO of Stable Road:

... so yeah. Uh, uh, uh, a quick, quick legal disclaimer, so, uh, that my lawyers are gonna make me read. While Stable Road and Momentus believe that all of these regulatory issues can be resolved, please note that there is no assurance that we will be able to receive all approvals that are needed for the June flight or to close the proposed business combination. Um, there's further details available in our proxy filing, which you can view, uh, following, hopefully, the link on your screen, um, or at StableRoadCapital.com/vote. Again, StableRoadCapital.com/vote.

But essentially, we're asking for an amendment to our charter that would give us an additional three months to complete the process with Momentus. Um, this would take us out to August 13th rather than the originally planned May 13th to consummate our merger with Mome- with Momentus. And, and I really wanna emphasize that shareholders really should vote for this amendment. Our stock is trading, um, around $10.80, uh, last I looked. To vote against this amendment or to not vote at all is the same as voting to receive $10.03 in cash for your shares, which again, are trading at about $10.80.

Uh, before you vote however, please read the proxy statement. Um, there's a lot of really good information in there about what the company is working on, um, the regulatory processes that we're, uh, that we're involved with right now.

John Jannarone, Editor of IPO Edge:

And, um, and, Brian, just to clarify a couple things that, um, I, I imagine some people might not be sure about, um, even if you do vote to extend and you decide you wanna redeem your shares, you still can, correct? And then also, um, can you just talk about, um, who can vote? Even if you sold your shares, if you owned them on the record date, you can still vote, right?

Brian Kabot, Chairman & CEO of Stable Road:

Yeah. T- two good questions there. So absolutely, shareholders will have another opportunity, if they don't like the transaction or don't like market conditions, to redeem their shares for $10.03. Uh, that said, we believe it's in our shareholders' best interest to vote for the extension amendment proposal. So far, well over 98% of the votes received have been in favor of the extension amendment proposal, but we need to get to 65% [of shares outstanding; as of the posting of this transcript, fewer than 65% of shares outstanding had cast votes on the extension amendment proposal]. That's a high hurdle. So whether you own one share or a thousand shares or a hundred thousand shares, every vote counts and we need those votes.

So who can vote? If you owned the stock as of March 22nd, whether you still own it today or whether you have sold it since then, you can vote, and we're asking for that vote. Again, no matter how large or small your holdings, it's important.

John Jannarone, Editor of IPO Edge:

Great. And then, Brian, let's just talk about one technical item, uh, t- to wind things up here. What's the best way to vote? I think for most people who have a brokerage account, wherever it might be, at Fidelity or Charles Schwab, you can go online and do it, right? But, um, w- what, what, what, what advice do you give to people who are trying to figure it out?

Brian Kabot, Chairman & CEO of Stable Road:

Yeah. A- absolutely. Listen, it's easy to vote. There are multiple ways to vote. Like you said, John, you can either vote through your online broker. You should be receiving either email communications, um, from them or from our, our proxy solicitor, uh, Morrow Sodali, um, or physical mailers of proxy card. I have mine right here, if anybody can see that, uh, all filled out; I voted, I voted the first day. Um, so you can either vote online, you can mail in your proxy card or you can call Morrow Sodali and they could take your vote via phone.

So the number is 877-787-9239. Again, just call Morrow Sodali: 877-787- 9239. You provide your voter identification number and they can take your vote via phone. And there's a ton of really good information on our website: StableRoadCapital.com/vote.

John Jannarone, Editor of IPO Edge:

All right, Brian. Well, um, I think with that, we've run just a bit over, um, our, our hour here, so I wanna thank everyone for joining, uh, and listening so closely to this detailed presentation. Um, I encourage you to watch the replay if you wanna see it again. Uh, you can also go to their website and there's a lot of detail there. There's an investor presentation. You can watch the video with sound, um, and, uh, see lots of more interesting information.

John Jannarone, Editor of IPO Edge:

But, all three of you, Dawn, Rob, Brian, thank you so much for joining and all the attendees. Uh, please don't hesitate to reach out. Again, we didn't get to all the questions, uh, but they're gonna be shared with the company. Uh, I promise you they will see them, and we thank you so much for attending.

Brian Kabot, Chairman & CEO of Stable Road:

Thank you, John.

Rob Schwarz, CTO of Momentus:

Thanks, everyone.

* * *

$SRAC
SHAREHOLDERS
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STABLEROADCAPITAL.COM/VOTE
Copyright 2021. Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

Disclaimer and Cautionary Note Regarding Forward-Looking Statements

This Presentation relates to the potential business combination (the "Proposed Transaction") between Stable Road Acquisition Corp. ("Stable Road") and Momentus Inc. ("Momentus"). This Presentation shall not constitute a "solicitation" as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

This Presentation is not an offer, or a solicitation of an offer, to buy or sell any investment or other specific product.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.

Information contained in this Presentation concerning Momentus' industry and the markets in which it operates, including Momentus' general expectations and market position, market opportunity and market size, is based on information from Momentus management's estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. In some cases, we may not expressly refer to the sources from which this information is derived. Management estimates are derived from industry and general publications and research, surveys and studies conducted by third parties and Momentus' knowledge of its industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of Momentus' and its industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause Momentus' future performance and actual market growth, opportunity and size and the like to differ materially from our assumptions and estimates.

Stable Road and Momentus own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Stable Road or Momentus, or an endorsement or sponsorship by or of Stable Road or Momentus. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Stable Road or Momentus will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

This Presentation contains estimated or projected financial information with respect to Momentus, namely Momentus' projected revenue, customer demand, market share, EBITDA, EBITDA margin and free cash flow for 2020-2027. Such estimated or projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such estimated or projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See "forward-looking statements" paragraph below. Actual results may differ materially from the results contemplated by the estimated or projected financial information contained in this presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such estimates and projections will be achieved. Neither the independent auditors of Stable Road nor the independent registered public accounting firm of Momentus, audited, reviewed, compiled, or performed any procedures with respect to the estimates or projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation.

Copyright 2021. Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

2

Disclaimer and Cautionary Note Regarding Forward-Looking Statements (Cont'd)

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement to be filed by Stable Road with the Securities and Exchange Commission (the "SEC"). Some of the financial information and data contained in this Presentation, such as revenue, EBITDA, EBITDA margin and free cash flow, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Stable Road and Momentus believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Momentus' financial condition and results of operations. Stable Road and Momentus believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Momentus' financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results.

Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs.

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3

Disclaimer and Cautionary Note Regarding Forward-Looking Statements (Cont'd)

Forward Looking Statements

This Presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, anticipated timing of the development of transfer vehicles, anticipated capabilities of transfer vehicles, timing of missions and the receipt of licenses and approvals for missions. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Momentus' and Stable Road's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Momentus and Stable Road. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Stable Road or Momentus is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Momentus; risks related to the rollout of Momentus' business and the timing of expected business milestones; the effects of competition on Momentus' future business; level of product service or product failures that could lead customers to use competitors' services; developments and changes in laws and regulations, including increased regulation of the space transportation industry; the impact of significant investigative, regulatory or legal proceedings; the amount of redemption requests made by Stable Road's public stockholders; the ability of Stable Road or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Stable Road's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, under the heading "Risk Factors," and other documents of Stable Road filed, or to be filed, with the Securities and Exchange Commission ("SEC"), including the registration statement for the Proposed Transaction. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Stable Road nor Momentus presently know or that Stable Road and Momentus currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Stable Road's and Momentus' expectations, plans or forecasts of future events and views as of the date of this Presentation. Stable Road and Momentus anticipate that subsequent events and developments will cause Stable Road's and Momentus' assessments to change. However, while Stable Road and Momentus may elect to update these forward-looking statements at some point in the future, Stable Road and Momentus specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Stable Road's and Momentus' assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Neither Momentus, Stable Road, nor any of their respective affiliates have any obligation to update this Presentation. Although all information and opinions expressed in this Presentation were obtained from sources believed to be reliable and in good faith, no representation or warranty, express or implied, is made as to its accuracy or completeness. This Presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Momentus and Stable Road.

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4

MOMENTUS AT A GLANCE

COMPANY OVERVIEW

- **FIRST MOVER IN OFFERING IN-SPACE TRANSPORTATION AND KEY INFRASTRUCTURE SERVICES**
  - **SPACE TRANSPORTATION** – first hub and spoke model for space transport, providing last mile delivery in partnership with key launch providers, such as SpaceX
  - **HOSTED PAYLOADS** – services that significantly decrease the cost of developing, launching and maintaining satellites
  - **IN-ORBIT SERVICES** – maintaining, repairing and refueling satellites in orbit
- **GROUNDBREAKING WATER PROPULSION TECHNOLOGY**[1] that significantly reduces costs and is reusable
- Successfully tested water-based propulsion technology on a demo flight launched mid-2019 – is still operational today
- Founded in 2017 in Santa Clara, California

PARTNERSHIPS, CUSTOMERS AND BACKLOG DEVELOPMENT

KEY PARTNERS

SpaceX – RIDESHARE PARTNERSHIP
Made In Space – IN-SPACE ROBOTICS
RBC – GLOBAL GROUND STATION

CURRENT CUSTOMERS

Skykraft, NASA, SatRevolution, Relativity, Sen, Precious Payload, Canadensys, Alba Orbital, Pixxel, FOSSA, C3S, Odysseus, Kepler, SEOPS, NuSpace, Exolaunch (ISILaunch)

STRONG BACKLOG

PIPELINE UNDER NEGOTIATION / CONVERSATIONS ~$2.0B

STEADY-STATE EBITDA MARGINS ~60%

REVENUE ($M)[2]

$0
$8
$52
$349
$848
$1,476
$2,287
$3,416
2020E
2021E
2022E
2023E
2024E
2025E
2026E
2027E

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1. *1 issued patent, 17 pending U.S. utility patent applications, and 4 pending Patent Cooperation Treaty ("PCT") applications*
2. *Management forecast using ASC 606 accounting standards*

5

OUR VISION

HOLISTIC IN-SPACE INFRASTRUCTURE SERVICES

Space Transportation

Developing and operating extremely capable (ΔV and power) space platforms, which can be used to transfer cargo in space

LONG-TERM

Energy & Data Processing

Paving the way for future in-space energy production for in-space applications such as data processing, manufacturing

LONG-TERM

Manufacturing & Assembly

Building extremely large next generation structures that could only exist in zero G

LONG-TERM

Asteroid & Moon Mining

Utilizing in situ resources for fuel and manufacturing

Hosted Payloads

Capable of hosting customer payloads, providing power, orientation, communications, and other services

In-Orbit Servicing

Enabling full reusability for in-space vehicles through refueling, lifetime extensions and relocation of satellites, de-orbiting, repairing, and in-space assembly

H20

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6

SPACE TRANSPORTATION

HUB AND SPOKE MODEL

Momentus makes access to space significantly more affordable by combining rideshare launch with low-cost last mile delivery.

Arriving in space atop large reusable rockets like the Falcon 9, our transfer vehicles will carry customers' satellites to very specific, custom orbits. After final drop-off, our vehicles are expendable, but will be reusable in the future

3) Transfer vehicle delivers satellites to custom, final orbits
4) Transfer vehicle deorbits or refuels and returns to initial orbit for reuse.
2) Transfer vehicle carrying satellites separates from the rocket
CUSTOMERS' SATELLITES
MOMENTUS TRANSFER VEHICLE
1) Rocket carries transfer vehicle with satellites to the initial orbit
ROCKET: FALCON-9, NEW GLENN, ETC.

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7

Copyright 2021. Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

8

HOSTED PAYLOADS

LOW-COST & MODULAR APPROACH

Our transfer vehicles are designed to move customers' payloads to a specific orbit and stay connected to provide continual power, orbit keeping, orientation and communication for the mission duration

MOMENTUS TRANSFER VEHICLE
HOSTED PAYLOAD

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9

IN-ORBIT SERVICING

CAPABILITIES FOR ENTIRE RANGE OF IN-ORBIT SERVICES

Next-generation Momentus reusable vehicles will be capable of performing proximity maneuvers, docking and refueling, and equipped with robotic arms. They are anticipated to be well-suited for the entire range of in-orbit services.

Life Extension
Re-positioning
Refueling &
Repairing
Deorbiting

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10

RAPID GROWTH IN SPACE TRANSPORTATION

2010
70 Satellites
Mid-sized rockets launch mid-sized spacecrafts into many orbits
2020
1,000+ Satellites
Mix of large, mid-sized and small rockets
By 2028
12,000+ Satellites*
Super-large rockets launch the majority of the mass to space

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* NSR Global Satellite Manufacturing and Launch Markets, 10th Edition

11

WHY THE DISRUPTION?

per kg
$250
Starship
2022
per kg
$1,750
New Glenn[1]
2022
per kg
$3,750
Falcon-9
2010
per kg
$8,000
Soyuz
1966
8,000 kg
16,000 kg
45,000 kg
150,000 kg

ROCKETS ARE GETTING BIGGER AND CHEAPER

Source: Public information, company websites and NSR Small Satellite Markets, 6th Edition and Satellite Manufacturing and Launch Services, 10th Edition

1. Management estimate

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12

SMALLSAT TO LEO MARKET
RAPID SHORT-TERM GROWTH

Smallsat to LEO TAM, ($M)
1,500
1,000
500
0
2018
2020
2022
2024

Smallsat Mass to LEO, (kg)
150,000
100,000
50,000
0
2018
2020
2022
2024

TAM and launched mass calculated based on data from NSR's Small Satellite Markets, 6th Edition

The number of launched smallsats (mass < 500 kg) grew 3X over the last four years. Almost all smallsats aim for LEO, but applications for higher orbits are also emerging

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13

VEHICLE ROADMAP ADDRESSES ALL MARKETS

	2021 VIGORIDE	2023 ARDORIDE	2025 FERVORIDE
Capabilities[1]	Up to 750 kg.	Up to 4,000 kg.	Up to 20,000 kg.
Orbits	LEO	MEO/GEO/HEO/Lunar	LEO/MEO/GEO/HEO Lunar, Deep Space
Host Power Available	Up to 1 kW	Up to 10 kW	Up to 100 kW
Delta-V	Up to 2 km/sec	Up to 5 km/sec	Up to 7 km/sec
Space Transportation TAM Forecast	$1.5B[2]	$10B[3]	$37B[3]

Copyright 2021. Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

1. *Lower payload capacity for higher delta-V missions*
2. *Estimated from NSR Global Satellite Manufacturing and Launch Markets, 10th Edition, Does not include Satellite as a Service and In-Orbit Servicing*
3. *Stratistics, Does not include Satellite as a Service and In-Orbit Servicing*

14

CORNERSTONE WATER PROPULSION INNOVATION

Our propulsion is built ground-up to be low-cost, efficient, low-risk, safe, easy to refuel, reusable and scalable

The use of Microwave Electrothermal (MET) technology is the cornerstone of our service offerings

MICROWAVE ELECTROTHERMAL (MET) TECHNOLOGY
Scalable
• Larger engines are even more efficient and have higher ISP
Throttleable
• Can vary thrust and ISP to optimize the trip time
Simple design uses off-the-shelf components
• Low cost during manufacture
• Low risk when making new design
Uses water as a propellant
• Safe
• Easy to test
• Available in space
High ISP
• Tunable to up to 2 to 5 times common chemical propulsion systems
• Efficient maneuvers in space
Inlet
High thrust
• Tunable to up to 3 to 10 times most electric propulsion systems
• Results in faster trip times

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15

KEY SUBSYSTEMS DEVELOPMENT AND TESTS

	PROPULSION	AVIONICS	POWER SYSTEM	STRUCTURE	VIBRATION / VACUUM TESTING
VIGORIDE V1.0 Vigoride 1	Developed and built	Developed and built	Developed and built	Developed and built	Tested, flight-ready
VIGORIDE V2.0 Vigoride 2,3	Developed and built	Flight units delivered, qualifications in process	Developed and built	Developed and built	In Process
VIGORIDE V2.1 Vigoride 4,5,6	Development Complete Q3 2021	Flight Delivery Q3 2021	Flight Delivery Q3 2021	Flight Delivery Q3 2021	NLT Q4 2021

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16

COMPETITIVE LANDSCAPE
MOMENTUS OFFERS UNMATCHED PRICE AND CAPABILITIES

Potential competitors and year to market
$150K
$100K
$50K
$10K
Price $/kg
2020
2024
2021
2024
2021
2020
TBD
2021
VIGORIDE 2021
2023 ARDORIDE
2025 FERVORIDE
100 m/sec
1,000 m/sec
2,500 m/sec
5,000 m/sec
10,000 m/sec
Delta-V m/sec
LEO
LEO/MEO/HEO/Moon & Beyond

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Source: Illustrative price to customer, inclusive of launch cost. Based on management estimates.

17

COMPATIBILITY WITH LEADING LAUNCHERS

	SPACEX	BLUE ORIGIN	GK LAUNCH SERVICES	Relativity	abl
Vigoride	✔	✔	✔	✔	✔
Ardoride	✔	✔	✔		
Fervoride	✔	✔			

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18

SIGNIFICANT CUSTOMER TRACTION AND EXPECTED DEMAND

STRONG BACKLOG OF POTENTIAL REVENUE

- Significant momentum from rapidly expanding smallsat market seeking low cost and regular launch access to LEO
- Customers include satellite operators, satellite manufacturers, launch providers, defense primes and government agencies

UNDER NEGOTIATION OR IN CONVERSATIONS

~$2.0B

- ~$730M in proposals submitted and / or under late-stage negotiation and ~$1.3B in ongoing conversations
- Pending awards from US Government and defense primes who have expressed strong interest in Momentus technology and / or Satellite as a Service

~2%
~5%
~13%
~80%
Satellite Operators
Satellite Manufacturers
US Government
Non-US Government, Launchers and Other

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1. Including non-binding options with deposits pre-paid

19

TRANSACTION REMAINS AT A MEANINGFUL DISCOUNT

($ IN MILLIONS)

	Forecast @ 3/31/21
EBITDA (2025E)	**956**
@10X	10.0x
Future EV	**9,560**
Discount	20.0%
Discount Factor (Yrs)	3.75
Discounted Future EV	**4,825**
Transaction EV	**$1,200**
Discount	*(75.1%)*

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20

$SRAC
SHAREHOLDERS
YOUR VOTE
IS NEEDED
STABLEROADCAPITAL.COM/VOTE
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21

MOMENTUS INCOME STATEMENT

MOMENTUS INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2020	Year Ended December 31, 2019
Service revenue	$ 365,000	$ —
Cost of revenue	367,622	—
Gross loss	(2,622)	—
Operating expenses:		
Research and development expenses	22,718,272	9,837,323
Selling, general and administrative expenses	11,945,124	5,303,275
Total operating expenses	34,663,396	15,140,598
Loss from operations	(34,666,018)	(15,140,598)
Other income (expense):		
Increase in fair value of SAFE notes	(267,289,663)	—
Increase in fair value of warrants	(3,176,770)	—
Realized loss on disposal of asset	(482,204)	—
Interest income	7,395	12,715
Interest expense	(469,722)	(568,479)
Other expense	(949,363)	(57,265)
Total other expense	(272,360,327)	(613,029)
Loss before income taxes	(307,026,345)	(15,753,627)
Income tax provision	(800)	(800)
Net loss	$ (307,027,145)	$ (15,754,427)
Net loss per share, basic and diluted	$ (3.45)	$ (0.16)
Weighted average shares outstanding, basic and diluted	89,005,554	95,493,658

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Source: Momentus Inc Audited Financial Statements & Stable Road S-4A 3/8/21

23

MOMENTUS BALANCE SHEET

	December 31, 2020	December 31, 2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,589,546	$ 13,002,056
Restricted cash, current	100,000	-
Receivables	-	166,932
Prepaids and other current assets	4,508,284	2,225,214
Total current assets	27,197,830	15,394,202
Non-current assets:		
Property, machinery and equipment, net	2,321,100	1,787,082
Intangible assets, net	305,482	217,911
Operating right-of-use asset	316,040	-
Deferred offering costs	2,610,024	-
Restricted cash, non-current	415,000	-
Other non-current assets	3,155,000	1,979,550
Total non-current assets	9,122,646	3,984,543
TOTAL ASSETS	$ 36,320,476	$ 19,378,745

	December 31, 2020	December 31, 2019
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
Accounts payable	1,862,668	695,610
Accrued expenses	3,063,880	711,464
Contract liabilities, current	1,913,734	-
Operating lease liability, current	254,197	-
Other current liabilities	219,977	8,963
Total current liabilities	7,314,456	1,416,037
Non-current liabilities:		
Contract liabilities, non-current	711,090	709,300
Warrant liability	3,206,185	-
SAFE notes	314,439,663	2,500,000
Operating lease liability, non-current	71,961	-
Other non-current liabilities	48,626	56,422
Total liabilities	325,791,981	4,681,759
Stockholders' (deficit) equity:		
Preferred stock		
Series Seed preferred stock	42	42
Series Seed-1 preferred stock	3	3
Series Seed-2 preferred stock	5	5
Series A preferred stock	62	62
Series A-1 preferred stock	32	32
FF Preferred common stock	20	20
Common stock	88	95
Additional paid-in capital	39,866,244	37,003,971
Accumulated deficit	(329,338,001)	(22,307,244)
Total stockholders' (deficit) equity	(289,471,505)	14,696,986
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY	$ 36,320,476	$ 19,378,745

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Source: Momentus Inc Audited Financial Statements & Stable Road S-4A 3/8/21

24

MOMENTUS CASH FLOW STATEMENT

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (307,027,145)	$ (15,754,428)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	590,070	203,503
Amortization of debt discount and issuance costs	116,074	-
Increase in fair value of warrants	3,176,770	-
Increase in fair value of SAFE notes	267,289,663	-
Loss on disposal of fixed asset	482,204	-
Stock-based compensation expense	2,771,163	128,988
Beneficial conversion feature	-	568,497
Changes in operating assets and liabilities:		
Receivables	166,932	(166,932)
Prepaids and other current assets	(2,283,070)	(1,297,035)
Other non-current assets	(1,175,450)	(1,947,050)
Accounts payable	(997,438)	534,054
Accrued expenses	1,812,978	608,783
Other current liabilities	211,014	(16,870)
Contract liabilities	1,915,524	287,000
Deferred rent	-	51,929
Net change in lease liability and right-of-use-asset	(92)	-
Net cash used in operating activities	(32,950,803)	(16,799,561)
Cash flows from investing activities:		
Purchase of property, machinery and equipment	(1,501,984)	(1,755,701)
Purchases of intangible assets	(99,167)	(145,925)
Net cash used in investing activities	(1,601,151)	(1,901,626)

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from financing activities:		
Proceeds from issuance of SAFE notes	44,650,000	10,006,760
Proceeds from issuance of loan payable	2,457,772	-
Payment of notes payable	(2,506,772)	-
Payment of debt issuance costs	(37,659)	(57,699)
Proceeds from issuance of preferred stock	-	17,999,978
Proceeds from issuance of common stock	91,103	-
Net cash provided by financing activities	44,654,444	27,949,039
Increase in cash, cash equivalents and restricted cash	10,102,490	9,247,852
Cash, cash equivalents and restricted cash, beginning of period	13,002,056	3,754,204
Cash, cash equivalents and restricted cash, end of period	$ 23,104,546	$ 13,002,056
Supplemental disclosure of non-cash investing and financing activities		
Conversion of SAFE notes into preferred stock	$ -	$ (7,506,760)
Deferred offering costs in accounts payable and accrued expenses at period end	$ 505,783	$ -
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$ 800	$ 800
Cash paid for interest	$ 353,217	$ -

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Source: Momentus Inc Audited Financial Statements & Stable Road S-4A 3/8/21

25

* * *

Forward-Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about the expected timing of the completion of the proposed business combination, information concerning Stable Road Acquisition Corp. (the “Parent”) or Momentus Inc.’s (the “Company’s”) projected future results of operations, revenues, business strategies, and the expected timing of Momentus Inc.’s first mission. These forward-looking statements are based on Parent’s or the Company’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Parent’s or the Company’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals (including licenses) are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Parent or the Company is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to the Company including estimated revenues; risks related to the ability of customers to cancel contracts for convenience; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; level of product service or product or launch failures that could lead customers to use competitors’ services; developments and changes in laws and regulations, including increased regulation of the space transportation industry; the impact of significant investigative, regulatory or legal proceedings; the amount of redemption requests made by Parent’s public stockholders; the ability of Parent or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Parent. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this press release speak only as of the date of this press release. Except as required by law, neither Parent nor the Company undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Parent’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Information About the Transactions

In connection with the proposed transaction contemplated by the merger agreement (the “Proposed Transaction”), Parent has filed with the SEC a registration statement on Form S-4, as amended (the “Registration Statement”) that includes a proxy statement of Parent, a consent solicitation statement of the Company and prospectus of Parent, and each party will file other documents with the SEC regarding the Proposed Transaction. A definitive proxy statement/consent solicitation statement/prospectus and other relevant documents will be sent to the stockholders of Parent and the Company, seeking any required stockholder approval, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. PARENT’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH PARENT’S SOLICITATION OF PROXIES FOR PARENT’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (THE “SPECIAL MEETING”), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Parent’s stockholders as of a record date to be established for voting on the Proposed Transaction and the other matters to be voted upon at the Special Meeting. Parent’s stockholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd, Venice, CA 90291, Tel: 310-956-4919, james@stableroadcapital.com.

Participants in the Solicitation

Parent, the Company and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Parent’s stockholders in connection with the Proposed Transaction. PARENT’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF PARENT IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 8, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO PARENT’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT WHICH PARENT HAS FILED WITH THE SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction is included in the Registration Statement and amendments thereto that Parent has filed with the SEC.